Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

June 29, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 2 to Registration Statement on Form F-1 Filed May 25, 2023 File No.333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on June 27, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on June 23, 2023. On the date hereof, the Company has submitted Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 2 to Registration Statement on Form F-1 filed June 23, 2023

We may experience extreme stock price volatility..., page 65

1.	Please expand your risk factor regarding potential stock price volatility to specifically address, among others, the following factors:
	•	As a relatively small-capitalization company with relatively small public float, you may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies;
	•	If trading volumes are low, persons buying or selling in relatively small quantities may easily influence the prices of your shares;
	•	A decline in the market price of your shares could adversely affect your ability to issue additional shares of common stock or of other securities and your ability to obtain additional financing in the future;
	•	Shareholders may be unable to readily sell their shares or may be unable to sell their shares at all if an active market does not develop.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised disclosure regarding stock price volatility under “We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares” on page 65 of Amendment No. 3.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page 1

2.	Please revise to include a currently dated consent of the independent registered public accounting firm.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included a currently dated consent of the independent registered public accounting firm as exhibits 23.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer